Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED

EVENING EARNINGS CALL
October 15, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Infosys Technologies - Head - Banking & Capital Markets and Member – Executive Council

Stephen Pratt
Infosys Consulting – CEO and Managing Director

T. V. Mohandas Pai
Infosys Technologies – Director & Head – Finacle, Admin & Human Resources

Subhash Dhar
Infosys Technologies – Head – Communications, Media & Entertainment and Member – Executive Council

B. G. Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

S. D. Shibulal
Infosys Technologies – COO

INVESTORS

Rod Bourgeois
Bernstein

Joseph Foresi
Janney Montgomery

Moshe Katri
Cowen

Edward Caso
Wells Fargo

David Grossman
Stifel Nicolaus

Shashi Bhushan
Prabhudas Lilladher

Nabil Elsheshai
Pacific Crest Securities

James Friedman
Susquehanna

Trip Chowdhry
Global Equities Research

Mridul Gupta
Everest Group

Moderator

Ladies and gentlemen. Good day and welcome to the Infosys Second Quarter Earnings Conference Call. As a reminder, for the duration of this conference all participants' lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today's opening remarks. If you should need assistance during the conference call, please signal an operator by pressing “*” and then “0” on your touchtone telephone. Please note that this conference is being recorded.

I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Ltd. Thank you, and over to you sir.

Sandeep Mahindroo

Thanks Melissa. Good morning everyone and welcome to this call to discuss Infosys earnings release for the quarter ending September 30, 2010. I'm Sandeep from the Investor Relations team in New York. Joining us today on this call is CEO and MD-Mr. Gopalakrishnan; COO-Mr. S. D. Shibulal and CFO-V. Balakrishnan, along with other members of the senior management.

We will start the call with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending December 31, 2010, and year ending March 31, 2011. Subsequently, we'll open up the call for Q&A. Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and the explanation of these risks, is available in our filings with the SEC which can be found on www.sec.gov. I will now pass it on to Mr. S. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and welcome to everyone on this call. Good morning, good afternoon, good evening wherever you are. Infosys had an excellent quarter. After 3 years, we are seeing a sequential growth of 10.2% or double-digit sequential growth. The last time we had a growth of this nature was in the financial year 2008; that is 3 years back and this is the first quarter where the incremental revenue has crossed $100 mn. So clearly a very good quarter. We have seen volumes increase by 7.2%. We have seen highest number of employee additions. We have improved our operating margin by 1.9%. We have revised our guidance for revenue to 24%-25%. So, all in all, a good quarter.

We believe that our customers are investing in technology, investing in outsourcing, investing in building a better tomorrow, building tomorrow's enterprise. They are looking at where growth can come from. They're looking at efficiency also but they are also looking at investing for the future.

Infosys over the last few years has been looking at value-added services, both in terms of understanding our clients better, understating industry trends better, business better, proactively investing in intellectual property solutions. Infosys has been investing in building deeper client relationships and we believe that all of that are paying off now and as the recovery takes shape, we are able to grow faster.

Second, we believe that the global business environment is more confident. There are still challenges but they have been able to adjust to the environment, they are able to look at strengthening their margin position, balance sheet, cash position etc and hence they are willing invest.

At the same time, there are significant uncertainties in the environment. Companies continue to remain cautious, their focus on cost will continue. Pricing is stable at this point. We will not see rate increases soon. Then the currency volatility, regulatory changes, all these things are going to post challenges for businesses. What this quarter has done is given us confidence about our strategy of looking at a cautiously optimistic approach to the future so that we can maintain our costs, control our costs, if the worst happens and our cost though don't go out of whack and invest in capacity, capability, scale up as and when we see growth opportunities and make sure that we take advantage of these growth opportunities and grow faster, which is what we have done in this quarter. I think this strategy seems to be working. We have had four quarters of sequential volume growth greater than 5%. Our attrition has come down and others will talk about it more. We have two cycles of promotions every year. It is to make sure that we can address more employees as and when they are due for promotion rather than wait for sometimes 11 months, so the cycle is twice. We have factored all these costs into our model. Bala will talk more about the composition of margin. All in all, an excellent quarter. We have revised our guidance. We've done well, and now let me pass it on to Balakrishnan to talk about more details about the composition of the revenue, which sectors grew, which sectors did well, and talk about margins. Over to you Bala.

V. Balakrishnan

Good morning, folks. It has been a great quarter. We have seen revenues growing by 10.2% sequentially. In constant currency terms, it was 9.3%. We have seen the earnings growing by 14%. As you all remember, we gave an EPS guidance of $0.60 at the upper-end, we have instead reached $0.65. So, overall it has been a great quarter.

We have a seen a double-digit growth after 3 years, the last one we saw was in Q2 of fiscal '08. We have seen all around growth across all customers and verticals. Our top-10 (LTM basis) grew by 12.1% during the quarter. Out of top 10, at least 5 customers grew double-digit during the quarter. If you look at the segmentation, Europe grew well. Europe is 21.8% over revenues. It went up from 20.3% last quarter. In terms of services, we have seen Consulting & Package Implementation doing well. There was a nice uptick in Consulting & Package Implementation. In terms of industry verticals, we have seen growth in retail, manufacturing and also energy & utilities.

Our gross margin went up by around 1.7% during the quarter. Our operating margin went up by 1.9%. We had seen the currency moving in our favor. The cross currencies had an impact of close to $10 mn on revenues. The rupee has depreciated by 2% on average rate basis. It was 45.58 last quarter (Q1) and 46.48 in Q2. That impacted the margin positively by close to 80 basis points. We had seen uptick in the revenue productivity of around 3.2% and also improvement in utilization. Both of that contributed close to 110 basis points on the margin. Net-net, we have seen the operating margin go up by 1.9% during the quarter. We have seen the tax rate slightly going up this quarter. The Effective Tax Rate is 26.5% for the quarter because we had seen greater realization of profits in our operations onsite (that is outside India).

We had a net margin of 25% for the quarter which resulted in an EPS of 0.65 cents which is much higher than what we expected. The DSO days are 63 days for the quarter. It was 60 days last quarter and close to 80% of the Account Receivable is less than 30 days. So we have healthy Account Receivable. We are ending the quarter with $3.9 bn of cash. Our Return on Capital Employed is still 35%. It is extremely good.

We had earlier given a guidance of 19%-21% growth in revenues for fiscal 2011. We increased that guidance to 24%-25%. We are assuming the pricing to remain constant from the level we saw in Q2 for Q3 and Q4 which means flat revenue productivity for the full year. We are assuming the dollar-rupee rate to be at 44.50 for rest of the year which means an appreciation in the rupee-dollar rate of 4.5% for the full year which could impact the margin by close to 2 percentage points but in our guidance we are assuming the operating margin to decline by 1.3% mainly because of the rupee-dollar rate.

We are assuming the tax rate to be closer to 26%-26.5% for the full year which means the tax impact could be close to 1.3% on the margin. The net margin for fiscal 2011 as compared to fiscal 2010 could decline by 2.6% mainly because of currency and tax. That is why the growth in Earnings Per Share is going to be 11.4% to 13.2%.

The challenge for us today is there are uncertainties in the economy. That is going to have larger impact on the clients' spending. There are uncertainties in the currency market. All the currencies are volatile which is going to impact our margins. There are uncertainties in respect to regulations which are coming out in various countries we operate. We have to manage all the uncertainty. We are very optimistic about the short-term. We are seeing greater growth coming in but we are cautious about the medium to long-term.

With this well, I'll conclude. Now we can take on question. Thank you.

Moderator

Thank you. Ladies and gentlemen, we will now begin with question and answer session for international as well as participants in India.

The first question is from the line of Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

I wanted to ask a question about demand and then a follow-up question about currency/margins. On the demand front, I wanted to enquire as to whether you think the current level of discretionary spending on IT services is above normal level of discretionary spending, due to the possibility that deals were pushed out of 2009 into 2010 or do you think the current level of discretionary spending is about a normal level for your client base?

Kris Gopalakrishnan

Let me ask Ashok who handles the largest industry vertical for us, Banking & Capital Markets, to give his view of his clients and then I'll ask, BG who handles Manufacturing to give his view

Ashok Vemuri

So, Rod, essentially I would say, it's difficult to categorize whether it's above normal or below normal. The normal itself has changed so dramatically. But what I would say is that we've seen, for example if you look at financial services, we've grown about 8% this quarter. A significant number of these transactions this quarter have been fairly similar to the kind of transactions or programs that we have done in the past but we've also added some significantly newer service lines. We're getting invited to transactions which we were not invited during the past. The clients are actually buying a much more expansive set of services from us. Our service footprint has actually increased. We are getting invited to deals earlier in the game. That is also the reason why our consulting business, especially in the financial services sector has grown. There are newer kinds of transactions that we are doing today. We're doing a lot more on the risk management, on the compliance side. We are still focused on operational efficiency and productivity side of the house. We're doing a lot more on data management essentially things like making our client organization smarter. We are catering to the changing clients of our customers, as they become more digital in terms of providing them different set of services to cater to that particular aspect. I think what has happened to us in this particular quarter is that there has been an increase in services demand for us but the nature and complexion of some of the transactions that we're getting, predominantly in the U.S. market has changed. In the European market, there is still a significant amount of push that's coming through post the end of summer essentially.

BG Srinivas

I'll talk about the manufacturing sector. In the last quarter, we have seen an uptick in demand. If you look at the sector per se within manufacturing, we have the high-tech sector, the semiconductor sector leading the growth. Specifically in these sectors, we have seen investments both on discretionary as well as run the business as usual, spends on both sides. The discretionary spend however has been on areas like process simplification internally and driving efficiencies and in that context, we have won certain transformation deals which are ramping up. The other part of discretionary spend is more on the client side. We have CRM applications and order management applications and some of it is being again addressed to what we call ‘digital consumer’. Here, our own investments in building solutions are paying dividends because we are able to differentiate and win these opportunities in the market place. The other sectors which have shown growth are automotive and aerospace where we have seen business demand for automotive sector marginally going up and in that context, clients are willing to spend. This is happening both in the U.S. as well as in the Continental Europe. Other sector in which we have seen growth is discrete manufacturing. In the last 6 months we have seen a fair degree of stability return to the sector and in that context, clients are more confident to spend money. The Resources sector has remained a little muted relative to the other sub-sectors within manufacturing. In Europe, the growth has been across retail, manufacturing, energy & utilities and services. It's been a pretty broad-based growth across Europe and a significant part of the growth last quarter in Europe has come from the Continent.

Rod Bourgeois

Then on the currency front, can you specify what margin impairment you're expecting from currency as you move from the September quarter to the December quarter and the reason I ask that is that it seems that given the move in currency, the margin impairment in your full fiscal year, could be even more substantial than what you've guided to or what you've assumed in your guidance and so you must be doing some other things to offset the impact of the currency which is a tribute to your margin focus. But if you could quantify the margin impairment you expect from currency in the December quarter and then what you might be doing to try to counteract that for the rest of the fiscal year?

V. Balakrishnan

Our average rupee-dollar rate is 46.48 for the second quarter. We are assuming 44.50 for the third quarter (December quarter) which means 4.3% appreciation in the rupee. It could impact margin by close to 170 basis points but in the guidance, we are assuming the margin to decline only by 100 basis points because we are looking at a growth of 3.5%-4.5% in revenues in the third quarter and also some efficiency on the cost side which will reduce the impact. There are multiple things here. One is the cross-currency movement. Other is the rupee-dollar movement. The cross-currency movement is right now favorable to us because dollar is weakening against all the currencies. The rupee-dollar is against us because rupee is appreciating against the U.S. dollar. If both of the move in the same direction, probably we can have some offset there but it doesn't look like. So we may have an impact. We are seeing rupee already moving to close to 44 today and a lot of money coming into the country. It's very difficult to predict. At 44.50, the impact on the operating margin could be close to 170 basis points, but we have minimized by using some of the levers and the guidance assumes 100 basis points of margin decline in Q3.

Rod Bourgeois

Great, well explained. Thank you very much.

Moderator

Thank you. The next question is from the line of Joseph Foresi from Janney Montgomery Scott, please go ahead.

Joseph Foresi

It sounded like you guys are basically saying that discretionary spending is continuing to take place, maybe you can help us reconcile that with your development part of the business whose growth rate seems to sort of lag some of the other segments. What's the reconciliation there?

Kris Gopalakrishnan

I'm going to ask, Steve Pratt, Head of Consulting to talk about the discretionary spend. We are seeing a lot of traction in transformational projects. We are doing some very significant projects and let him talk about it

Stephen Pratt

I think when you look at discretionary spend, maybe you will have to look at it as there's cyclical changes and then there are secular changes, and certainly from a cyclical change, discretionary spend is certainly up from where it was last year when things were really rotten. It is sort of back to approximately where it was before and it seems to be holding steady. Our pipeline especially in Consulting & Package Implementation is extraordinarily strong right now. But we are seeing also a secular change in what clients are asking for and I think the market is moving towards our model. Our model of really combining the best of high value management consulting onsite with a Global Delivery Model is clearly the winning model. We're seeing us take market share very aggressively with the consulting market maybe growing 5%-7% depending on who you ask and our Consulting & Package Implementation business growing 40% year-over-year, so this quarter versus this quarter last year. Clearly we've got the right model and we're executing. That's the way we see it.

Joseph Foresi

Then on the attrition and pricing front, may be you could talk about the trajectories of both of those metrics, going forward your expectations for that and just what is happening within each individual one, just a little commentary on what the attrition is and then on the pricing side?

Mohandas Pai

Well the attrition came down in quarter two compared to quarter one. We had 5,400 in quarter one and we had 4,200 odd in quarter two for the services part of the business. It has come down and we think the trend is that it will come down this quarter too compared to quarter 2. On an LTM basis, it is 17.1%. It gone up from 15.8% but that's because the low quarter of the four quarters is gone and a high quarter has been substituted. Attrition has come down for many reasons. The frenzy that you saw in the marketplace for hiring is getting over because many companies who want to hire in the market have done so. They've gone to a next level and now the normal hiring is beginning to take place. Two, we demonstrated to our people that staying in the company makes good sense because we've given them a very good salary hike. We opened up a lot of promotions in the first quarter of this year. Now in the third quarter, there's going to be lot more promotion slots available. They see themselves as having a greater career growth within the company than outside. Three, we opened up the process for lateral movements across career streams and are seeing a very positive response. People know that they can go from career stream to career stream. Lastly, there has been a deeper connect over the last two quarters between various levels of management and people at the bottom. Many of the project managers, senior delivery managers and delivery manages and unit heads have gone round, met people, communicated with them. They feel much more connected than earlier and that gives us confidence that attrition is going to come down. In the market, attrition remains more at the same pace. It may come down in the marketplace in next two quarters. Right now we're seeing a declining trend for us.

Joseph Foresi

Then just commentary on the pricing side?

Subhash Dhar

We've seen an improvement in pricing this quarter but that has been mostly because of the business mix. Services which have higher revenue productivity have picked up for us and that's what is showing in our price improvement. On the rates, we are seeing a relatively flat picture at this point in time, pretty much across the business. There are some accounts where we have opportunities to increase prices but then there are also requests for discounts which come on individual projects and that negates some of these opportunities for a price increase. So relatively flat.

Joseph Foresi

Have the reductions cycled through?

Subhash Dhar

Yes, they have.

Moderator

Thank you. The next question is from the line of Moshe Katri from Cowen and Company.

Moshe Katri

Nice quarter by the way. Do you have any preliminary thoughts on calendar year 2011 with IT budgets or even the budget cycle at this point?

Ashok Vemuri

I think it's a little too early to completely call what the budgets would be like. The commentary that we're hearing and predictions from industry analysts is that IT budgets would be up by about 2% odd but typical budget cycles for our clients start around Thanksgiving time and we get a sense of where we are by Christmas or early January. But the commentary that we are hearing is that its trending slightly higher, maybe 2%-3%, but definitely the commentary that we are hearing is that the percentage of business that will go to companies in the Global Delivery Model will probably be a little higher than it was maybe this year.

Moshe Katri

Then retail was up significantly on a sequential basis and we've seen some sort of a recovery on the telecom side as well. Maybe you can talk about both verticals?

BG Srinivas

I'll talk about retail. In Retail we work with several top retailers in the U.S. as well as in the U.K. but more importantly and in terms of spend, we are seeing again a significant portion of the spend focused on the front-end applications which includes the digital consumer and there we have specific applications, specific solution sets which we have been able to position and sell. On the CPG front, we are seeing investments which are more focused on simplification of process which typically are package-enabled transformation. That's an area where again we have had significant large deals wins in the last 6 months. These programs have ramped up and you have seen a spike in terms of the growth rate last quarter. We continue to see traction across Retail CPG in the near-term to medium-term. The reason is that in existing client base within the retail sector, we are seeing traction in cross-selling services. At the same time the transformation programs are ramping up, both in Europe, as well as in the U.S.

Subhash Dhar

On telecom, we have seen one more flat quarter in the series of a few. But I think we are now seeing signs of spend in the IT space which is largely driven through investments in products and services which usually comes right after the investments in network which has been going on for the last 4 to 6 quarter. That's the story in wireline. On the wireless side, we have started seeing interest in the Global Delivery Model. In fact one of the large deals that we did sign last quarter comes from this segment and this is sign of some maturing wireless operators gunning for more efficiency in operations consolidation. Starting calendar year '11, I am seeing a more optimistic picture on the telecom spend.

Moshe Katri

I think you had 9 large deals during the quarter. Can you break it down by the verticals, where did you see these deals coming from by verticals?

Ashok Vemuri

9 large deals are in the first half, that's not in the quarter. We've had 6 deals in this quarter and they are distributed across the verticals, as well as geographies. They are fairly evenly distributed across our major verticals; that's retail, manufacturing, financial services and telecom and fairly evenly distributed across geographies, both Europe and U.S.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo.

Edward Caso

My question is around vendor consolidation which has happened in the last year or two and with the market now getting better and your clients starting to feel a little better, are they starting to reverse that trend or are you still gaining share relative to may be some of the more plain-vanilla offshore providers?

Kris Gopalakrishnan

Ed, we believe we are gaining share but having said that, I will qualify that by saying it is may be too early to say this. This is based on some of the wins we have had where we did actually gain in the consolidation. What we are seeing is that as they consolidate, as they look at fewer vendors, they want to go to vendors who have broad capabilities, who have the ability to scale and to support them globally, who have the ability to give them the confidence in terms of systems, processes, security because they are that much more dependent on these suppliers. None of those things change with an improvement in the economy but we are still too early to say that the economy has truly improved and now there is an opportunity for everyone.

Edward Caso

My other question is any update you can offer us on protectionism in the U.S. and in the U.K.? What actions Infosys may be taking?

Kris Gopalakrishnan

See the immediate impact is a slight increase in visa costs. We are not seeing any other impact yet. Definitely we are tracking these. We are putting forward our views through industry associations to governments and continue to watch the situation. If you look at the behavior for clients, if you look at the numbers etc, there is no impact. Outsourcing continues to grow and the Global Delivery Model is benefiting from that outsourcing.

Edward Caso

Great thank you and congratulations.

Moderator

Thank you. The next question is from the line of David Grossman from Stifel Nicolaus.

David Grossman

The first question I have is for Steve. Steve, can you perhaps break out the scale and size in dollars of the consulting business versus the package implementation business?

Stephen Pratt

If you look at the combined business right now, it's at just shy of $390 mn for the quarter. It's about 25.8% of revenue, up from 23.8% a year ago. The total number of people in that is about 16,000. If you look at consulting versus the more package implementation part of it, I'd say that the transformation projects are over $0.5 billion at this point for the year and so you can do the percentages there. But the way we think about it is one combined thing. With the way we go to market, is combined with consulting and generally the technology part for the implementation because we think clients are buying business results now, not just advice. When we go in, we want to go from strategy all the way through implementation and the model is working incredibly well. For instance, I think, we can claim to be the number 1 consulting firm in the world when it comes to Digital Marketing and Multi-channel commerce especially in retail. If you look at the top retailers around the world, we're doing or have already done most of the Digital Marketing and Multi-channel commerce deals for those clients.

David Grossman

Can you just remind us that $500 mn, whether it comes to in fiscal '10?

Stephen Pratt

In fiscal '10, I don't have that number right in front of me. But its grown year-over-year at about 40% growth, so whatever 40% less than that.

David Grossman

A question for Bala. As Europe becomes a larger percent of the mix, what impact if any does that have on the financial model, whether itbe the ratio of effort onsite-offshore tax rate et cetera?

V. Balakrishnan

Today the realizations in Europe are much better. But again when you become a larger part of the portfolio, it could reflect the overall basket. The margins we realized today are better because the currencies in Europe are moving in the direction which is right for us. On the tax front, I don't think it will make much difference because we have the onsite- offshore model and tax rates outside India are much higher and the margins are lower. Most of our profitability comes from offshore which is anyway 82% of the offshore revenues are getting taxed today. I don't think it will have any material impact on the financials as such.

David Grossman

So you think the ratio of onsite offshore work in Europe was pretty much parallel to what you've experienced in the U.S.?

V. Balakrishnan

I think so, yes.

David Grossman

I have a question for Mohan. Could you perhaps give us a quick update on what you're gross headcount plans are for the year? I'm sorry if you mentioned that earlier I may have missed that, but if you could just give us a quick update on what you plan to hire gross for the year?

V. Balakrishnan

We are planning to hire 40,000 employees for the full year. Earlier we have given a guidance of 36,000, but looking at the growth in the second quarter, we had increased the number to 40,000.

David Grossman

Ok Congratulations and thanks very much.

Moderator

Thank you. The next question is from the line of Shashi Bhushan from Prabhudas Lilladher. Please go ahead

Shashi Bhushan

Good afternoon sir. Congratulations on excellent results. In this quarter we added only 27 odd clients which is one of the lowest since I think quarter one of FY '04 barring quarter one FY '10 where we added the same number of clients. Is there any specific reason because this is considered to be the seasonally strongest quarter?

Subhash Dhar

The number of clients keeps fluctuating over quarters. We don't read too much into that. The important thing is the quality of these new account openings has been extremely high. We have about 8 of these clients in what we call the ‘must-have’ category. Starting last year, we have changed our incentive structure for our sales people to focus on a certain set of prospects. We are less bothered about the total number of clients opened but we are more excited about the number of ‘must-have’ accounts that we are opening in any given quarter and this quarter has been excellent from that perspective.

Shashi Bhushan

Also the net new client addition was only 592 net clients when compared to 590 last quarter. Is that client attrition bothering us at this point of time or we will keep winning clientele, let go some of the less profitable clients?

Subhash Dhar

We don't really look at letting go off clients but we do have a focus on our clients which are growing faster with us and we do give incentives within the company for all the operating units to help grow the growing accounts. I think we are really after the wallet share of the accounts which we want to grow. There is no deliberate attempt here to have attrition on accounts but if that happens, so be it.

Shashi Bhushan

Last from my side. We believe that most of them in a related work would be getting over or peak is behind us. So what are the other opportunities that we are spotting in BFSI space that would deliver the same kind of growth that we witnessed in FY '10 and '11.

Ashok Vemuri

Sorry, I missed the first part. Did you say we were tapering off on the M&A work?

Shashi Bhushan

Yes.

Ashok Vemuri

It's not fully tapered off as yet. The interesting thing with the M&A work as we realized getting into it, was that it has multiple derivatives of what you can do from there because if you are doing M&A work, you are sitting at the center of multiple opportunities. It's not just about migration or integration. You actually get into a lot of consulting work. You are in a position where you define documentation, you define process changes and you do a lot of change management. We are actually very satisfied with the traction that we're getting. Yes, new M&A opportunities are not coming up but interestingly in Europe, for example, we are seeing a lot of opportunities on the reverse of the M&As, if you would call it that, essentially divestments that are happening. But the newer areas that are coming up, if you look at what we are doing for the Banking and Capital Markets spaces, we're working in running the bank, we are working in changing the bank and we're working in making the bank a better place. In the operation side of it, which is running the bank, we continue to do work on the operational efficiency and the productivity part of it. On the transformation space, if you look at some of the large deals that we have done, they are not just plain vanilla large deals but they have a significant component of transformation. There is a significant component of multiple service lines that we bring in. It's led by consulting. We are actually seeing significant traction whether it's in the area of customer experience and loyalty as more and more of our customers become digital. We're working in making our client organization smarter, we're working in the area of data management and reporting. We're seeing a significant amount of traction in mobile banking. We're seeing a lot of traction in the risk management and regulatory compliance which is today fast becoming one of our biggest sub-sectors in which we are working. In terms of opportunities for us, we are seeing a shift towards more transformation, towards more on the revenue side in terms of product rollout etc. Given the ubiquitousness and pervasiveness of technology, newer opportunities are opening up for us whether in terms of getting our client's ‘cloud-ready’ or providing services through mobile banking or whether it is just about integrating services across multiple channels. The nature of the opportunities is changing and given our investments that we have made in the last year and some of our solution and consulting capabilities are really bearing fruit now.

Shashi Bhushan

If I can squeeze just one more question. In our Product business segment, does it include only Finacle or it includes other IP businesses as well?

Kris Gopalakrishnan

The major product or the largest product we have is Finacle. Small solutions which we are starting to license now like Supply Chain Visibility, iEngage which we are licensing now, but the large product is the universal banking product we have is Finacle. It is today considered as one of the top by several analysts as one of the top banking products in the world today.

Shashi Bhushan

We are seeing good growth in Flypp, iEngage and all the new IP that we have developed, then why the growth in the product business is negative? Again I'll talk about the quarterly thing only but the last two quarters it has not picked up, although the demand for I think the new solutions that we developed is very good?

Mohandas Pai

It's growing by 30% this year if you look at the previous year and the scope for the future is pretty good. They've won a large number of deals which are significant deals, which have a rollout of about 2 to 4 years. It's not a easy business because the rollout is long, it is a complete transformation for the enterprise and it will take time. But right now, if you look at the last 4 years, they've grown at more than 35% CAGR which is extremely good, and this year too they are looking at very good growth. Also we are investing very heavily into the product. This year we'll probably invest around $62 mn which is going to be extremely significant. They have 2,500 people doing R&D for Finacle which is one of the largest R&D groups for any product anywhere in the world of a similar nature. I think you're going to see growth in the future.

Shashi Bhushan

Thanks, that’s all from my side.

Moderator

Thank you. The next question is from the line of Nabil Elsheshai from Pacific Crest Securities.

Nabil Elsheshai

Hi guys, thanks for taking my question. I just want to clarify, I think on the earlier call you had mentioned financial services regulation in the U.S. causing some level of uncertainty. Then just to the answer on the last question, you had said compliance was a big driver. So when you look at the kind of uncertainty with the regulations that were passed in the U.S., do you see that as a risk to budgets for you guys next year in that vertical or do you see that as an opportunity and a revenue driver?

Kris Gopalakrishnan

Financial services regulation is an opportunity because it creates investment in technology as companies change business processes, as companies change systems etc. When we talked about regulatory concerns, we're talking about issues related to visas, immigration, protectionism etc., which are causing concern for the IT services industry in India.

Nabil Elsheshai

Then on the pricing front, you have a situation where utilization across the board, not just with you guys, is running pretty high, volumes are growing nicely. If those conditions continue in the next year, will you expect that to manifest itself and so increasing prices given the constraints on supply?

Subhash Dhar

At this time, our core markets where our clients are, is not showing any signs of accommodating price improvements. From where we see this, we're not really looking at any significant price improvements on that front. But I do understand your question on the supply side. Yes this is the discontinuity that we are living through where supply is getting constrained but the demand is not necessarily coming at higher price.

Nabil Elsheshai

Last question on the Package Implementation strength, is it mainly upgrades and then when you look at in particular, Oracle with Fusion coming out next year, is that going to continue to be a major driver for that sector or is that product a little too immature at this point to really anticipate significant upgrades and demand there?

Chandrashekar Kakal

If you look at the growth in Package Implementation space, it has been all around, whether you slice it by vertical or packages or by geography. Revenue is coming from business transformation programs like Steve talked about earlier and part of it from the upgrades also. PeopleSoft has seen lot of upgrades happening. To answer your question about Fusion, we have partnered with Oracle very well in the Fusion journey. We have developed Fusion migration and created adapters for that journey. We are very well prepared for that. That could open up an opportunity for us as clients are showing interest as you might have observed from Oracle Open World and subsequent days. That could be an opportunity and we are very well prepared for that. Thank you.

Nabil Elsheshai

Do you think that is something that could hit next year or do you think it will take a while way to play out on the Fusion cycle.

Chandrashekar Kakal

It will take a longer journey because they have to first get some beta customers and then show it and prove it and then it will take quite a few years, 2-3 years before it becomes really main stream revenue earner for us.

Nabil Elsheshai

Thank you very much for taking my questions.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna, please go ahead.

James Friedman

I just wanted to revisit a question that was asked earlier. Although you added 27 gross customer additions, it only yielded two net customers. I know the company doesn't focuses so much on the total customer count, but wondering were there any regions where the net customer count may have declined?

S. D. Shibulal

No it is not in any specific area. This is because we have a very stringent criteria for qualified clients. We see this all the time. We are looking for a threshold number for the last 12 months. It's quite possible that few customers will get dropped off every quarter. Interestingly out of the 27 clients, we added this quarter, 3 of them are Fortune 500 U.S. and 3 are Global Fortune 500. These are very very good clients and these are ‘must-have’ clients for us.

James Friedman

So of the 2 net Shibu, was there one in North America and one in Europe?

S. D. Shibulal

I don't have that information and I don't believe it is that way. It is just net because our criteria is so stringent. Even if the client is continuing with us sometimes it will get dropped off because of the LTM revenue will drop before a threshold which we have kept.

James Friedman

My next question is for Balakrishnan. You are up to 40% fixed price which although some of your competitors have stopped disclosing that, I think is at least comparable to Accenture. So that's up a 1,000 basis points in the cycle. At what level are you comfortable with such high Fixed Price contracts? What do you see as the risks in going in that direction and when do you see it reaching a peak?

V. Balakrishnan

I think there is no level. Fixed price is better because the revenue productivity benefit comes to us but we have to always make a trade-off. If the client is very specific about their requirements and we are clear, we get into fixed price. As long as we get the scope right as long as we get the productivity benefit, I think we're not looking any levels there. It has gone up to 40%. We are comfortable with that. If it goes slightly higher, as long as we get the benefit, we are comfortable.

James Friedman

Okay thank you for taking my question.

Moderator

Thank you. The next question is from the line of Trip Chowdhry from Global Equity Research.

Trip Chowdhry

Thank you and again a very good execution. One quick question I had is regarding the ABN Amro deal. If you may recall 4 years back, I would consider that to be industry-changing deal because that was the first billion dollar outsourcing deal that was kind of split between six players and that deal is up for renewal. So far we know IBM has won a portion of it and probably Patni has lost it and probably another player. I was wondering what is, number 1; Infosys role in the renewal? What has changed four years back and say today, in terms of engagement, the kind of project you're doing, the number of people you're deploying? Also from ABN Amro's perspective what has matured or changed from the overall outsourcing model? That is all for me.

Ashok Vemuri

We work with ABN Amro in Amsterdam, which is the Dutch bank and we have a significant traction with them. We are a preference service provider for them. Parts of the bank that were given away to some of the other banks also happen to be our clients where we continue to engage with them on the erstwhile program that we signed four years ago. Some of our competitors are not in the newer clients that this program has evolved to whether on the Continental European side or the parts of the deal that went to a bank in U.K. Having said that, the nature of the business that we are doing with the Dutch entity as well as with the banks that have taken, portions of that deal have obviously evolved from the kind of transaction that we had earlier signed on to. Some of parts of that deals are not up for re-bid which they are actually being directly through the service provider such as ourselves and the parts of the deal that are up for re-bid, they are in process and we think that we will have as good a chance as anybody else. Some of the competitors who had been part of that deal at that time, are not part of the re-bid as we understand for the Dutch entity.

Trip Chowdhry

Perfect. Thank you very much.

Moderator

Thank you. The last question is from the line from Mridul Gupta from Everest Group.

Mridul Gupta

Thank you and congratulations for a great quarter. I want to ask for the financial services vertical, which are the geographies which are driving growth in the segment?

Ashok Vemuri

We are actually seeing traction in the U.S. market. We are seeing traction in the European market. We saw a little bit of a slow down, if you can call it that in the U.K. market, but that's actually picked up post summer. We are seeing traction in Continental Europe as well. We are seeing traction in Australia as well as in deals in Latin America. I think the interesting thing is apart from the services part where we are seeing not only the kind of deals that we use to see earlier, we are also seeing a completely different set of transactions, a different set of buyers etc for our services. We are also seeing some significant transaction for Finacle, our core banking platform in Western Europe and in United States. I think over a period of time as we see the transformation of core banking platforms which is very much delayed in the U.S. market, we will see traction build from a core banking platform perspective which itself will lend to a higher degree of services business for us.

Kris Gopalakrishnan

Thank you all very much. Really appreciate all the good questions. Please connect with our investment relationship managers to ask any other questions during the quarter. We are available. Thanks again.

Moderator

Thank you gentlemen of the management. Thank you, Mr. Mahindroo. Ladies and gentlemen on behalf of Infosys Technologies Limited, that concludes the conference call. Thank you for joining us and you may now disconnect your lines.